 July 19, 2005

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Attention:                 Peggy Fisher

Jay Mumford

Re:                               HITTITE MICROWAVE CORPORATION
Registration Statement on Form S-1 (File No. 333-124664)

Ladies and Gentlemen:

As Representative of the undersigned underwriters of the proposed public offering of up to 5,175,000 shares of Common Stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on July 21, 2005, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated  June 30, 2005, through the date hereof:

Preliminary Prospectus dated June 30, 2005:

12,695 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
NEEDHAM & COMPANY, LLC
PIPER JAFFRAY & CO.
THOMAS WEISEL PARTNERS LLC

By: LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President